UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SQM Los Militares 4290 Piso 6, Las Condes, Santiago, Chile Tel: (56 2) 2425 2485 Fax: (56 2) 2425 2493 www.sqm.com

Santiago, Chile, March 22, 2016 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B), announces that its Board of Directors held an ordinary board meeting today, and unanimously agreed to do the following:

1.	Partially modify the current “Dividend Policy for the 2015 business year” that was informed at the Company’s Annual General Shareholder meeting that took place on April 24, 2015, with the essential purpose of incorporating in said “Policy” a special (“dividendo eventual”) dividend payment of US$150 million – equivalent to approximately US$0.56992 per share. This dividend will be charged to SQM’s retained earnings. This dividend payment will be presented for consideration at the next Annual General Shareholders’ Meeting, which will be held on April 26th of this year. If such special dividend is approved by shareholders, it will be paid at the same time as the final dividend described below in point 2.

2.	Recommend, subject to the approval of SQM’s shareholders at the next Annual General Shareholders’ Meeting on April 26th of this year, that the Company distribute and pay a final dividend, as described in the “Dividend Policy for the 2015 Business Year”, totaling 50% of the 2015 net income of the Company. Therefore, and subject to the approval of SQM’s shareholders at the next Annual Meeting on April 26th of this year, the Company shall pay a final dividend of US$0.40496 per share as a consequence of the distributable net income obtained during the 2015 business year. Nevertheless, the amount of US$0.31915 must be deducted from said final dividend, which was already paid as a provisional dividend, and the balance, in the amount of US$0.08581 per share, shall be paid and distributed to SQM’s Shareholders who are registered in the respective Registry by the fifth business day before the day on which the same shall be paid.

Said amounts of US$0.56992 per share related to the special dividend and US$0.08581 per share related to the final dividend, described above, shall be paid in the equivalent in Chilean national currency according to the value of the "Observed Dollar” or "US Dollar” that appears published in the Official Gazette on April 26, 2016. This shall be paid to the corresponding shareholders, in person or through their duly authorized representatives, as of 9:00am on Friday, May 6th of this year.

We inform you of the above as an essential fact and pursuant to that established for this purpose in Articles 9 and 10, second paragraph of Law N° 18,045. Additionally, also in accordance with the provisions in SQM’s "Dividend Policy for the Business Year 2015" and Bulletins N° 660, N° 687 and N° 1062 and in the General Rule N° 30 of Superintendency of Securities and Insurance (SVS).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 22, 2016

By: Ricardo Ramos

CFO & Vice-President of Development

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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